UNIFY CORPORATION
1420 Rocky Ridge Drive, Suite 380
Roseville, CA 95661

October 7, 2010

VIA Telecopy (703) 813-6981 and EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Jan Woo
Ms. Katherine Wray
Division of Corporation Finance

Re:	Unify Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-168282

Ladies and Gentlemen:

     Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 5:00 p.m., Eastern Time, on October 7, 2010, or as soon thereafter as practicable. The Company also hereby requests a copy of the written order verifying the effective date.

     The Company hereby acknowledges that:
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance. If you should have any questions, please call Jude M. Sullivan of K&L Gates LLP, counsel to the Company, at (312) 781-7160.

Sincerely,
UNIFY CORPORATION

By: /s/ Steven D. Bonham
Steven D. Bonham
Vice President and Chief Financial Officer